OFFICER’S CERTIFICATE

This is to certify that the premium for the Investment Company Blanket Bond issued by National Union Fire Insurance Company of Pittsburgh, PA to Mutual of America Institutional Funds, Inc. was paid for the period March 1, 2014 through March 1, 2015.

Dated: April 24, 2014

/s/ Maria Brophy - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
Maria Brophy